

信和置業有限公司
Sino Land Company Limited


RECEIVED
2006 MAR 30 P 12: 06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2006/CS-0249

17 March 2006

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the following documents of the Company:-

1. Press Announcement on interim results for the six months ended 31 December 2005; and
2. Joint Press Announcement on Notice to Holders of the Convertible Bonds.


06012055

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED



Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen



H:\Maisy\FC\Interim Results 2006\17.03.2006\Letter - ADR.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HK$2,500,000,000
1.625% Guaranteed Convertible Bonds due 2009
(the "Convertible Bonds")
(Stock Code: 2504)
issued by

GETSMART FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)

unconditionally and irrevocably guaranteed by



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the **"Terms and Conditions"**). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the Terms and Conditions.

The directors of Sino Land Company Limited (**"Sino Land"**) and Getsmart Finance Limited (**"Getsmart"**) jointly announce that on 16th March, 2006 Sino Land declared an interim dividend (the **"2006 Interim Dividend"**) of HK8.5 cents per share (with an option for scrip dividend) for the year ending 30th June, 2006 to Sino Land's shareholders whose names appear on the register of members of Sino Land (the **"Register of Members"**) on 21st April, 2006 (the **"Record Date"**).

The 2006 Interim Dividend will be despatched by Sino Land on or about 17th May, 2006.

The Register of Members will be closed from 18th April, 2006 to 21st April, 2006 (both dates inclusive) and will be re-opened on 24th April, 2006.

Holders of the Convertible Bonds who wish to exercise their conversion rights attaching to their Convertible Bonds so as to be entitled to the 2006 Interim Dividend should lodge the properly completed and signed conversion notices with the Principal Agent **on or before 3:00 p.m. (London time) on 6th April, 2006** in order to ensure sufficient time for registration as a shareholder of Sino Land by the Record Date.

Holders of the Convertible Bonds who submit conversion notices to the Principal Agent **after 3:00 p.m. (London time) on 6th April, 2006 but before 3:00 p.m. (London time) on 20th April, 2006** may not be registered as shareholders of Sino Land by the Record Date, and therefore may not be entitled to the 2006 Interim Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2006 Interim Dividend pursuant to Condition 6.2.3(v).

By Order of the Board of
Sino Land Company Limited
Raymond Tong Kwok Tung
Director

By Order of the Board of
Getsmart Finance Limited
Raymond Tong Kwok Tung
Director

Hong Kong, 16th March, 2006

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the non-executive director is The Honourable Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning. The directors of Getsmart are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

INTERIM RESULTS

The Group's unaudited consolidated net profit attributable to shareholders for the six months ended 31st December, 2005 was HK$1,066.3 million (2004 : HK$1,462.2 million). As anticipated, no development project was completed for this interim period due to project timing and this explains the decrease in net profit. However, based on current development progress, the Group expects to complete two projects, namely Mount Beacon and One SilverSea in the financial year ending 30th June, 2006. These two projects have been well received by the market and approximately 80% of their combined total units have already been sold. The turnover of the Group was HK$918.5 million. Earnings per share for the period was 24.73 cents.

The results for the interim period ended 31st December, 2005 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for accounting periods beginning on or after 1st January, 2005.

DIVIDEND

The Directors have declared an interim dividend of 8.5 cents per share payable on 17th May, 2006 to those shareholders whose names appear on the Register of Members of the Company on 21st April, 2006.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 26th April, 2006. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 17th May, 2006.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS REVIEW

(1) **Property Sales**

As anticipated for this interim period, no development project was completed due to project timing. Earnings from sales therefore were derived from sales of properties already completed. At associate level, sales revenue were mainly derived from sales of units in Parc Palais, Island Resort and Central Park.

Two new projects in Hong Kong, expected to be completed in the financial year ending 30th June, 2006, were rolled out during the interim period. Mount Beacon, a luxurious residential project located in Kowloon Tong was launched on the market in July 2005. The project was well received with approximately 64% of all units already sold. One SilverSea, a luxurious project located on the West Kowloon waterfront commanding an unobstructed panoramic view of Hong Kong Island, was launched in late September 2005. Approximately 83% of the units were sold as a result of a good market response.

In addition to these Hong Kong projects, sales of residential units in two developments in Mainland China commenced during the interim period.

One HoneyLake is a joint venture in which Sino Land has a 50% interest. Located alongside the Honey Lake in Shenzhen, the development consists of a total of 447 units. Approximately 129 units comprising terrace houses, low rise apartments and some semi-detached houses were launched to the market in phases. Market response was encouraging. Of the total units launched to market, approximately 70% were sold.

Chengdu International Community is a joint venture in which Sino Land has a 20% interest. Approximately 556 units in the development were marketed in three batches under phase one. The project was well received by home buyers, and approximately 90% of the units placed on the market were sold. It is expected that there are eight more phases to be launched over the next few years.

(2) **Land Bank**

As at 31st December, 2005, the Group had land bank of approximately 28.3 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 59% is residential; 26% commercial; 8% industrial; 5% car parks and 2% hotels. In terms of breakdown of the land bank by status, 18.3 million square feet consist of properties under development, 9.3 million square feet of completed investment properties and 0.7 million square feet of properties held for sales. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

On 27th September, 2005, the Group acquired, for residential and retail development, two plots of contiguous land nearby the residential and commercial complex of Olympian City in West Kowloon. With a total gross floor area of some 1.09 million square feet, the additional sites will contribute in aggregate approximately 547,986 square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. KIL 11167 Hoi Wang Road and Hoi Ting Road, West Kowloon	Residential/Retail	50%	249,411
2. KIL 11168 Hoi Ting Road, West Kowloon	Residential/Retail	50%	298,575
			547,986

(3) **Property Development**

During the interim period ended 31st December, 2005, no development project had been completed. However, the Group expects to complete the following projects by 30th June, 2006, with an aggregate attributable gross floor area of approximately 944,012 square feet:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. One SilverSea, Hoi Fai Road, West Kowloon	Residential/Retail	100%	843,621
2. Mount Beacon, Kowloon Tong, Kowloon	Residential	33.5%	100,391
			944,012

(4) **Property Investment**

The gross rental revenue of the Group, including the attributable share of its associates, increased by 20.6% to HK$687.8 million for the interim period ended 31st December, 2005 compared with HK$570.0 million in the previous interim period.

During the interim period ended 31st December, 2005, the Group's rental properties recorded favourable growth in both occupancies and rental rates in general. The main contributor to the increase in rental income has been the retail portfolio. On the local front, encouraging economic prospects coupled with a feel-good factor generated by pay rises, an increase in asset values and further improving employment prospects have contributed to an increase in consumer spending. Tourist consumption has also been a major spur to the growth in retail business, with the appreciation of the RMB in July 2005 boosting the purchasing power of mainland tourists. On the back of the growing retail sales combined with the Group's asset enhancement programme, the four flagship retail malls Tuen Mun Town Plaza Phase I, Olympian City shopping malls, Island Resort mall, and China Hong Kong City recorded high occupancies and positive growth in rental income.

Office rental has experienced a strong growth in the second half of 2005 mainly due to the increase in demand for office on the part of both overseas and local companies. Many firms are now actively engaged in expanding their businesses and operations which is positive to the office sector.

The Group's asset enhancement programme is focused on customer satisfaction, loyalty, and maintaining the shopping malls' attractiveness. The programme involves a series of initiatives including renovations and adjustment to tenant mix in response to changing customer demand. The Group is committed to a policy of asset enhancement geared to increasing rental income and the enhancement of capital value.

As at 31st December, 2005, the Group had approximately 9.3 million square feet of attributable gross floor area of completed investment properties. Of this portfolio, commercial developments account for 53%, industrial developments 21%, car parks 17%, hotels 7%; with the remaining 2% being residential. Given the diversified portfolio of the Group's rental properties, the Group is well positioned to gain from rising rental. Moreover, it is anticipated that a total of approximately 1.38 million square feet of attributable gross floor area of commercial space will be completed throughout the next four years which will provide additional rental income for the Group. Majority of the commercial space will be designated for retail use which forms part either of a commercial/residential complex or an office building.

(5) **Hotels**

The robust growth in business activities, healthy development in the regional tourism and the HKSAR Government's support and promotion of Hong Kong as Asia's premier international city augurs well for the tourism industry. Two of the Group's hotels namely The Fullerton Singapore and Conrad Hong Kong recorded good growth in earnings during the interim period ended 31st December, 2005.

The Group aims to provide and maintain the highest standards of customer service. During the period under review, the Group received a number of awards from renowned organisations in recognition of its quality of service, hotel management capability and quality of the food and beverage of its restaurant outlets. Management will continue its policy of improving the quality of its products and services so as to ensure customer satisfaction and enhance branding.

(6) **Mainland Business**

The Group's focused and selective approach to its development business in Mainland China not only resulted in the successful sales and completion of Beverly Garden and Colonnade: Cor… both in Xiamen but has also given the Group a good foothold in that market. The Group is developing a number of projects in prime locations in various cities namely Shenzhen, Chengdu, Guangzhou, Xiamen, Fuzhou and Zhangzhou. The projects will be completed in phases over the next few years.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2005.

FINANCE

As at 31st December, 2005, the Group's gearing was 35%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The increase in gearing compared with that as at 30th June, 2005 was mainly due to land bank acquisitions for development purpose and utilisation of credit facilities for existing development projects. Of the total borrowings, 12% was repayable within one year, 13% repayable between one and two years and 75% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$9,266 million, comprising cash on hand of approximately HK$2,354.1 million together with committed undrawn facilities of approximately HK$6,911.9 million. Total asset and shareholders' fund of the Group were HK$55.1 billion and HK$34.9 billion respectively.

In a litigation matter concerning an Agreement dated 19th December, 1996 entered into between the subsidiary companies of the Company and Hang Lung Development Company Limited ("Hang Lung"), the Court of Appeal on 30th December, 2005 handed down a judgment dismissing the Company's appeal against the judgment of a judge of the Court of First Instance dated 2nd August, 2004, finding in favour of Hang Lung. Acting on legal advice, the Company has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal. The Directors have been advised that this appeal is likely to be heard by the Court of Final Appeal in early 2007. On the basis of the uncertainty of the outcome of this appeal, the Directors are of the opinion that no provision in respect of the deposit paid and other liabilities arising from the Agreement should be made for the interim period ended 31st December, 2005.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2005. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communication with investors and shareholders by various channels such as non-deal roadshows, investor conferences, results briefing, site visits and corporate website to disseminate information on the Group's latest developments.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that best design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the period under review, the Group's property management arm, Sino Estates Management Limited, received a number of awards from HKSAR Government and renowned organisations in recognition of its quality of service, management capability, contributions in community and charity services, and promotion of environmental protection. The Group will continue to make improvement in its quality of service so as to ensure customer satisfaction and enhance branding.

CORPORATE CITIZENSHIP

The Group acknowledges its corporate responsibilities to society. It believes that the long-term interests of shareholders can best be optimised by conducting business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in its daily operations and business development.

In furtherance of the Group's strong commitment to good corporate citizenship, the Community Care Committee (the "Committee") has been working closely with different charitable and voluntary organizations to hold various community services to serve the needy. On the environmental protection side, the Group has collaborated with organisations such as Green Power, Friends of the Earth and the World Wide Fund for Nature to co-organise activities to arouse public awareness of and interest in protecting our nature, educate people ways of protecting our environment, and encourage the concept of green living. It is also the Group's belief that local arts and cultural activities are of utmost importance in fostering creativity, elevating the appreciation ability and improving the quality of life of the Hong Kong people. The Committee will continue to roll out more activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

While the US economy continued to expand, in Europe several key countries were also able to record improvements in their economic environment. Japan has shown signs of economic recovery with improved exports coupled with modest growth in domestic consumption and investment. Hong Kong is on the path of a broad-based economic recovery with its solid economic fundamentals and robust economic development in Mainland China contributing to further growth.

With increasing economic activities, including exports, Hong Kong's GDP continued to record favourable growth in 2005. The Closer Economic Partnership Arrangement (CEPA), now entering the third phase of liberalising trade between Mainland China and Hong Kong, have created more and more business opportunities. The Pan-Pearl River Delta Regional Co-operation Framework Agreement also facilitates business activity between Mainland provinces and Hong Kong. Existing companies both local and foreign have expanded their sphere of operations in Hong Kong, while the number of new companies establishing an office in Hong Kong has continued to increase, further fuelling the increase in investment. The employment situation has improved, with the unemployment rate at a 4-year low. Pay rises and household wealth moved up gradually. An increase in household income has brought about an increase in consumer spending. The tourism industry has grown from strength to strength, with visitor arrivals reaching 23.4 million in 2005. Against this backdrop, demand for retail, office and industrial properties has firmed, and sustained and steady growth in these sectors is expected.

Due to improving economic prospects and increased confidence in the future, the number of marriages has also increased for two consecutive years. Favourable mortgage terms, positive sentiments and various immigration schemes introduced by the HKSAR Government shall be conducive to a healthy growth in the residential sector. The HKSAR Government's Budget for 2006/2007 will provide further encouragement to homebuyers as it extends tax deduction for home loan interest by a further 3 years from 7 years to a total of 10 years. On the whole, Hong Kong economy is gaining strength, the economic outlook is positive; demand for residential properties, especially quality developments in prime locations is strong.

The Group will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its properties and services so as to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable it to strengthen the earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 16th March, 2006

Share premium and reserves	30,631,038,616	30,279,048,433
Equity attributable to equity holders of the parent	34,947,533,864	34,627,106,095
Minority interests	11,493,740	27,236,028
Total equity	34,959,027,604	34,654,342,123
Non-current liabilities		
Long-term borrowings – due after one year	9,953,849,602	7,639,748,509
Convertible bonds	2,284,509,785	2,258,927,488
Deferred taxation	1,769,744,069	1,705,016,202
Advances from associates	1,875,285,614	1,877,508,835
Advances from minority shareholders	283,955,223	382,313,439
	16,167,344,293	13,863,514,473
	51,126,371,897	48,517,856,596

Notes:

1. **Basis of preparation**

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The accounting policies used in the unaudited interim financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for the accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interest and share of tax of associates has been changed. The changes in presentation have been applied retrospectively revalued.

As disclosed in the financial statements for the year ended 30th June, 2005, the Group had elected to early adopt HKAS 40 "Investment Property" and HK(SIC)-INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" (See Note 2 for the financial impact).

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business combinations

In the current period, the Group has applied the transitional provisions of HKFRS 3 "Business Combinations" to goodwill acquired in business combinations for which the agreement date was before 1st January, 2005. The principal effects of the application of the transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions of subsidiaries and associates prior to 1st January, 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously included in interests in associates amounted to HK$142,498,716, the Group has continued amortising such goodwill till 30th June, 2005 and discontinued amortising such goodwill from 1st July, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for the six months ended 31st December, 2004 have not been restated.

Discount on acquisition (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1st January, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3 and derecognised negative goodwill on 1st July, 2005 of HK$84,618,548 previously presented as a deduction from interests in associates, with a corresponding increase in retained profits as at 1st July, 2005.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Convertible bonds

The principal impact of HKAS 32 on the Group is in relation to convertible bonds issued by the Group that contain both liability and equity components. Previously, convertible bonds were classified as liabilities on the balance sheet. HKAS 32 requires an issuer of a compound financial instrument (that contains both financial liability and equity components) to separate the compound financial instrument into its liability and equity components on its initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. Because HKAS 32 requires retrospective application, comparative figures for 2004 have been restated. Comparative profit for 2004 has been restated in order to reflect the increase in effective interest on the liability component (See Note 2 for the financial impact).

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30th June, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice 24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

On 1st July, 2005, the Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39. Non-trading securities and club debentures classified under non-current assets and trading securities classified under current assets at 30th June, 2005 have been reclassified to "available-for-sale financial assets" and "financial assets at fair value through profit or loss", respectively. There was no material effect on the Group's retained profits. Accordingly, no adjustment has been required.

Financial assets and financial liabilities other than debt and equity securities

From 1st July, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method. The adoption of HKAS 39 has had no material effect on the Group's retained profits. Accordingly, no adjustment has been required.

Other assets and liabilities	[illegible]	-	-	-	-	[illegible]			
	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]
Retained profits	[illegible]	-	[illegible]	-	[illegible]	[illegible]		[illegible]	[illegible]
Capital reserve – equity component of convertible bonds	-	-	-	[illegible]	[illegible]	[illegible]	-	-	[illegible]
Minority interests	-	[illegible]	-	-	[illegible]	[illegible]	-	-	[illegible]
Capital and other reserves	[illegible]	-	-	-	-	[illegible]	-	-	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]
Minority interests	[illegible]	[illegible]	-	-	-	-	-	-	-
	[illegible]	-	[illegible]	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]

(d) The financial effects of the application of the new HKFRSs to the Group's equity at 30th June, 2004 and 1st July, 2004 are summarised as follows:

	As at 30th June, 2004 (as restated upon early adoption of HKAS 40 & HK(SIC)-INT 21) HK$	Effect of HK-INT 2/ HKAS 16/HKAS 32 HK$	As at 1st July, 2004 (restated) HK$
Retained profits	14,476,376,002	(135,018,300)	14,341,357,702
Capital and other reserves	15,286,442,843	–	15,286,442,843
Minority Interests	(585,933)	(94,796,404)	(95,382,337)
Total effects on equity	29,762,232,912	(229,814,704)	29,532,418,208

3. *Segment information*

Business segments

Six months ended 31st December, 2005

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	491,000,757	–	–	–	–	–	491,000,757
Property sales	15,591,800	–	–	–	–	–	15,591,800
Hotel operations	–	–	–	151,255,955	–	–	151,255,955
Management services	33,618,534	–	–	–	184,871,090	–	218,489,624
Share investment and dealing	–	33,900,714	–	–	–	–	33,900,714
Financing	–	–	8,323,361	–	–	–	8,323,361
	540,211,091	33,900,714	8,323,361	151,255,955	184,871,090	–	918,562,211
Other income	8,218,195	7,852,918	631,858	137,731	7,815,143	–	24,655,845
Inter-segment sales*	–	–	–	–	11,419,811	(11,419,811)	–
Total	548,429,286	41,753,632	8,955,219	151,393,686	204,106,044	(11,419,811)	943,218,056
SEGMENT RESULT	879,953,090	85,337,678	8,955,219	77,792,183	80,167,172	–	1,132,205,342
Unallocated corporate expenses							(230,341,110)
Net finance costs							(95,351,795)
Share of results of associates							381,097,335
Profit before taxation							1,187,609,772
Income tax expenses							(116,959,770)
Profit for the period							1,070,650,002

Six months ended 31st December, 2004

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$ (restated)
Turnover							
Property rental	423,730,637	–	–	–	–	–	423,730,637
Property sales	2,150,444,412	–	–	–	–	–	2,150,444,412
Hotel operations	–	–	–	144,068,699	–	–	144,068,699
Management services	32,924,817	–	–	–	175,915,837	–	208,840,654
Share investment and dealing	–	21,663,512	–	–	–	–	21,663,512
Financing	–	–	13,490,540	–	–	–	13,490,540
	2,607,099,866	21,663,512	13,490,540	144,068,699	175,915,837	–	2,962,238,454
Other income	8,283,595	53,293	676,693	–	8,249,918	–	17,263,499
Inter-segment sales*	–	–	–	–	7,227,668	(7,227,668)	–
Total	2,615,383,461	21,716,805	14,167,233	144,068,699	191,393,423	(7,227,668)	2,979,501,953
SEGMENT RESULT	1,092,148,422	161,403,397	14,167,233	70,907,980	75,049,076	–	1,413,676,308
Unallocated corporate expenses							(214,410,701)
Net finance costs							(41,597,386)
Share of results of associates							626,020,626
Profit before taxation							1,783,688,847
Income tax expenses							(143,924,125)
Profit for the period							1,639,764,722

* Inter-segment sales were charged at cost plus margin basis as agreed between both parties.

4. **Share of results of associates**

Share of results of associates included an increase in fair value of investment properties of the associates of HK$341,525,913 (six months ended 31st December, 2004: HK$81,621,797 as restated) recognised in the income statements of the associates.

5. **Profit before taxation**

	Six months ended 31st December, 2005 HK$	Six months ended 31st December, 2004 HK$ (restated)
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of prepaid lease payments	2,132,615	2,147,971
Cost of hotel inventories recognised	16,130,103	13,419,165
Depreciation expenses for owner-operated hotel property	4,294,606	4,325,535
Depreciation of property, plant and equipment	7,231,840	9,137,837
Gain on disposal of property, plant and equipment	(167,677)	–
Loss on disposal of investment properties	517,183	5,103
Share of tax of associates (included in share of results of associates)	46,979,250	112,035,095

		HK$	HK$
(a)	Commitments in respect of property development expenditure:		
	Authorised but not contracted for	36,558,487	19,012,414
	Contracted but not provided for	2,315,499,177	2,089,453,770
		2,352,057,664	2,108,466,184
(b)	Guarantees in respect of banking facilities and other liabilities of associates:		
	Utilised	2,402,883,226	2,534,581,538
	Not utilised	188,088,333	250,057,399
		2,590,971,559	2,784,638,937

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on 2nd August, 2004.

On legal advice Mariner lodged an appeal against the judgment, which was heard in the Court of Appeal in November 2005. The Court of Appeal on 30th December, 2005 handed down a judgment dismissing Mariner's appeal against the judgment of a judge of the Court of First Instance, finding in favour of Hang Lung. Acting on legal advice, Mariner has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal. The Directors have been advised that the appeal is likely to be heard by the Court of Final Appeal in early 2007. On the basis of the uncertainty of the outcome of this appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities arising from the Agreement should be made for the six months ended 31st December, 2005.

CLOSURE OF REGISTER

The Register of Members will be closed from 18th April, 2006 to 21st April, 2006, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 21st April, 2006.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by not later than 4:30 p.m. on 13th April, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 82,304,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$740,981,867. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration HK$
July 2005	8,474,000	9.35	7.90	76,185,865
August 2005	16,266,000	9.30	8.60	147,504,790
October 2005	39,888,000	9.70	8.55	364,402,166
November 2005	14,260,000	8.70	8.05	120,500,912
December 2005	3,416,000	9.55	9.35	32,388,134
	82,304,000			740,981,867

Out of 82,304,000 shares repurchased, 81,210,000 shares were cancelled on delivery of the share certificates during the interim period while the remaining 1,094,000 shares repurchased on 29th December, 2005 were cancelled on delivery of the share certificates subsequent to the interim period. 1,466,000 ordinary shares repurchased in the last financial year ended 30th June, 2005 were cancelled during the interim period. The nominal value of HK$82,676,000 of all the shares cancelled during the interim period was credited to capital redemption reserve and the relevant aggregate consideration of HK$742,768,393 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the interim period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2005, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, except that there is no separation between the roles of chairman of the board and the chief executive officer, both of which are undertaken by Mr. Robert Ng Chee Siong currently.

The Board was of the view that the current management structure has been effective in facilitating the operation and development of the Group and its business and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the Company's Independent Non-executive Directors have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure that it continues to meet these objectives and is in line with the industry practices.

REVIEW OF INTERIM RESULTS

The unaudited interim results of the Group for the six months ended 31st December, 2005 have been reviewed by the audit committee and the auditors of the Company, Deloitte Touche Tohmatsu.

2005-2006 INTERIM REPORT

The 2005-2006 interim report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about 30th March, 2006.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 16th March, 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

INTERIM RESULTS

The unaudited results of the Group for the six months ended 31st December, 2005 are as follows:

Consolidated Income Statement

	Notes	Six months ended 31st December, 2005 HK$ (Unaudited)	31st December, 2004 HK$ (Unaudited and restated)
Turnover	3	918,562,211	2,962,238,454
Cost of sales		(7,407,480)	(1,330,122,898)
Direct expenses		(282,535,647)	(374,816,834)
		628,619,084	1,257,298,722
Other income		24,655,845	17,263,499
Increase (decrease) in fair value of investment properties		434,829,304	(572,705)
Unrealised holding gain on investments in trading securities		–	139,686,792
Gain arising from change in fair value of trading investments		45,021,965	–
Loss on disposal of available-for-sale investments		(920,856)	–
Administrative expenses		(230,341,110)	(214,410,701)
Finance income		91,228,636	31,017,721
Finance costs		(186,580,431)	(72,615,107)
Net finance costs		(95,351,795)	(41,597,386)
Share of results of associates	4	381,097,335	626,020,626
Profit before taxation	5	1,187,609,772	1,783,688,847
Income tax expense	6	(116,959,770)	(143,924,125)
Profit for the period		1,070,650,002	1,639,764,722
Attributable to:			
Equity holders of the parent		1,066,392,290	1,462,289,099
Minority interests		4,257,712	177,475,623
		1,070,650,002	1,639,764,722
Interim dividend at HK8.5 cents (2004 - HK8.5 cents) per share		366,611,396	368,206,098
Earnings per share	7		
Basic		24.73 cents	33.94 cents
Diluted		24.19 cents	33.74 cents

Consolidated Balance Sheet

	Notes	31st December, 2005 HK$ (Unaudited)	30th June, 2005 HK$ (Audited and restated)
Non-current assets			
Investment properties		19,555,984,684	18,882,180,537
Hotel property		786,863,137	763,571,224
Property, plant and equipment		65,024,180	65,831,426
Prepaid lease payments - non-current portion		385,692,037	357,029,722
Interests in associates		3,985,574,840	3,611,762,605
Investments in securities		–	1,541,060,100
Available-for-sale investments		1,477,903,341	–
Advances to associates		8,415,560,046	7,144,920,210
Advances to investee companies		17,547,227	18,786,862
Other non-current asset		–	300,000
Long-term loans receivable		289,159,668	417,554,118
		34,979,309,160	32,802,996,804
Current assets			
Properties under development		13,857,253,567	10,701,273,470
Stocks of unsold properties		1,464,633,682	1,508,162,626
Hotel inventories		21,138,567	20,928,947
Prepaid lease payments - current portion		4,265,230	4,295,942
Investments in securities		–	575,025,853
Trading investments		620,048,171	–
Amounts due from associates		1,384,696,771	1,416,080,967
Accounts and other receivables	8	889,954,006	929,221,029
Current portion of long-term loans receivable		11,591,902	21,243,879
Taxation recoverable		209,808,339	225,700,971
Restricted bank deposits		262,987,516	184,232,581
Time deposits, bank balances and cash		1,400,474,681	2,727,962,734
		20,126,852,432	18,314,128,999
Current liabilities			
Accounts and other payables	9	2,032,273,726	1,491,980,103
Amounts due to associates		104,023,373	263,821,581
Taxation payable		176,149,608	234,612,742
Current portion of long-term secured bank loans		296,621,000	386,447,000
Secured bank and other loans		1,366,157,988	217,843,781
Bank overdrafts		4,564,000	4,564,000
		3,979,789,695	2,599,269,207
Net current assets		16,147,062,737	15,714,859,792
		51,126,371,897	48,517,856,596

Hotel properties

In previous periods, hotel properties of the Group are stated at cost and no depreciation was provided on hotel properties held on leases of more than twenty years. It was the Group's practice to maintain its hotel properties on a continual state of sound repairs and maintenance. In the current period, the Group has applied HKAS 16 "Property, Plant and Equipment". Under HKAS 16, the depreciable amount of the property, plant and equipment shall be allocated on a systematic basis over their useful lives. In addition, the residual values and the useful lives of property, plant and equipment shall be reviewed at least at each financial year-end.

During the period, the Group reviewed the residual values and useful lives of its hotel properties, depreciation is provided on hotel properties and these changes are accounted for in accordance with HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" (See Note 2 for the financial impact).

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (See Note 2 for the financial impact).

2. **Summary of the effects of the changes in accounting policies**

The effects of the changes in the accounting policies described in note 1 on the results for the current and prior period are as follows:

(a) On results

	Effect of Adopting	Six months ended 31st December, 2005 HK$	31st December, 2004 HK$
Early adoption of the new HKFRSs for the year ended 30th June, 2005:			
Increase (decrease) in share of results of associates			
– Share of increase in fair value of investment properties of associates	HKAS 40	341,525,913	81,621,797
– Increase in deferred tax on increase in fair value of investment properties of associates	HK(SIC)-INT 21	(35,022,825)	(9,963,647)
Increase (decrease) in fair value of investment properties	HKAS 40	434,829,304	(572,705)
Increase in cost of sales	HKAS 40	(598,581)	(108,320)
Increase in deferred tax on increase (decrease) in fair value of investment properties for subsidiaries	HK(SIC)-INT 21	(59,722,156)	(1,819,022)
		681,011,655	69,158,103
Adoption of the new HKFRSs for the period ended 31st December, 2005:			
Increase (decrease) in share of results of associates			
– Decrease in release of negative goodwill to income statement	HKFRS 3	(2,564,199)	–
– Depreciation expenses for owner-operated hotel property	HK-INT 2	(7,487,466)	(7,547,891)
– Decrease in deferred taxation relating to depreciation expenses for owner-operated hotel property	HK-INT 2	1,310,307	1,320,881
– Non-amortisation of goodwill	HKFRS 3	6,477,214	–
Depreciation expenses for owner-operated hotel property	HK-INT 2	(4,294,666)	(4,325,535)
Amortisation of prepaid lease payments	HKAS 17	(2,132,615)	(2,147,971)
Increase in effective interest expense on the liability component of convertible bonds	HKAS 32	(25,582,297)	(3,495,708)
		(34,273,662)	(16,196,224)
Increase in profit for the period		646,737,993	52,961,879

(b) On income statement line items

	Six months ended 31st December, 2005 HK$	31st December, 2004 HK$
Early adoption of the new HKFRSs for the year ended 30th June, 2005:		
Increase in share of results of associates	306,503,088	71,658,150
Increase (decrease) in fair value of investment properties	434,829,304	(572,705)
Increase in cost of sales	(598,581)	(108,320)
Increase in income tax expenses	(59,722,156)	(1,819,022)
	681,011,655	69,158,103
Adoption of the new HKFRSs for the period ended 31st December, 2005:		
Decrease in share of results of associates	(2,264,144)	(6,227,010)
Increase in administrative expenses	(6,427,221)	(6,473,506)
Increase in finance costs	(25,582,297)	(3,495,708)
	(34,273,662)	(16,196,224)
	646,737,993	52,961,879

(c) The cumulative effects of the application of the new HKFRSs as at 30th June, 2005 and 1st July, 2005 are summarised below:

	As at 30th June, 2005 (as reported upon early adoption of HKAS 40 & HK(SIC)-INT 21) HK$	Effect of HKAS 1 HK$	Effect of HK-INT 2/ HKAS 16 HK$	Effect of HK(SIC)-INT 21 HK$	Effect of HKAS 32 HK$	As at 30th June, 2005 (restated) HK$	Effect of HKAS 39 HK$	Effect of HKFRS 3 HK$	As at 1st July, 2005 (restated) HK$
Balance sheet items									
Hotel property	[illegible]	–	[illegible]	–	–	763,571,224	–	–	763,571,224
Prepaid lease payments	–	–	361,325,664	–	–	361,325,664	–	–	361,325,664
Interests in associates	[illegible]	(7,144,920,210)	[illegible]	–	–	3,611,762,605	[illegible]	[illegible]	[illegible]
Investments in securities	2,116,085,953	–	–	–	–	2,116,085,953	(2,116,085,953)	–	–
Available-for-sale investments	–	–	–	–	–	–	1,541,060,100	–	1,541,060,100
Advances to associates	–	7,144,920,210	–	–	–	7,144,920,210	[illegible]	–	[illegible]
Other non-current asset	300,000	–	–	–	–	300,000	(300,000)	–	–
Trading investments	–	–	–	–	–	–	575,025,853	–	575,025,853
Convertible bonds	–	–	–	–	[illegible]	[illegible]	–	–	[illegible]
Long term borrowings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	–	[illegible]

6. **Income tax expense**

	Six months ended 31st December, 2005 HK$	31st December, 2004 HK$ (restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	40,829,459	129,987,694
Other jurisdictions	11,991,498	9,877,100
	52,820,957	139,864,794
Deferred taxation	64,138,813	4,059,331
	116,959,770	143,924,125

Hong Kong Profits Tax is calculated at 17.5% (six months ended 31st December, 2004: 17.5%) of the estimated assessable profits for the period.

Taxes on profits assessable in the People's Republic of China and elsewhere have been calculated at rates of taxation prevailing in the country and the regions in which the Group operates.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share attributable to the equity holders of the parent is based on the following data:

	Six months ended 31st December, 2005 HK$	31st December, 2004 HK$ (restated)
Earnings for the purpose of basic earnings per share	1,066,392,290	1,462,289,099
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	42,340,110	7,176,834
Earnings for the purpose of diluted earnings per share	1,108,732,400	1,469,465,933
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	4,311,801,841	4,307,877,462
Effect of dilutive potential ordinary shares:		
Convertible bonds	271,002,710	47,130,906
Weighted average number of ordinary shares for the purpose of diluted earnings per share	4,582,804,551	4,355,008,368

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in Note 1 above, is as follows:

	Basic HK cents	Diluted HK cents
Reconciliation of earnings per share for the six months ended 31st December, 2004		
Reported figure before adjustments	32.72	32.43
Adjustments arising from the changes in accounting policies	1.22	1.31
As restated	33.94	33.74

8. **Accounts and other receivables**

Included in accounts and other receivables are trade receivables of HK$95,518,365 *(30th June, 2005: HK$114,463,104)* mainly comprising rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2005 HK$	30th June, 2005 HK$
0-30 days	46,660,685	69,922,128
31-60 days	11,602,732	7,667,044
61-90 days	3,497,783	3,966,394
Over 90 days	33,757,165	32,907,538
	95,518,365	114,463,104

Trade receivables over 90 days amounting to HK$33,757,165 *(30th June, 2005: HK$32,907,538)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

9. **Accounts and other payables**

Included in accounts and other payables are trade payables of HK$119,468,952 *(30th June, 2005: HK$46,362,783)*.

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2005 HK$	30th June, 2005 HK$
0-30 days	75,844,423	36,261,254
31-60 days	34,376,086	5,203,756
61-90 days	2,420,520	887,878
Over 90 days	6,827,923	4,009,895
	119,468,952	46,362,783

10. **Pledge of assets**

(a) At 31st December, 2005, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$16,315,251,588 *(30th June, 2005: HK$16,671,721,396)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$10,767,104,338 *(30th June, 2005: HK$7,776,781,646)*.

(b) At 31st December, 2005, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$2,588,466,559 *(30th June, 2005: HK$2,782,133,937)*, of which HK$2,402,883,276 *(30th June, 2005: HK$2,534,581,538)* was utilised by the associates and guaranteed by the Company.

11. **Commitments and contingent liabilities**

... following commitments and contingent liabilities not provided for in the